Exhibit 99.2

RECENT DEVELOPMENTS

Minutes of Board of Directors Meeting of February 11, 2015

On February 12, 2015, TOTAL S.A. announced that its Board of Directors of Total met on February 11, 2015 under the chairmanship of Mr. Thierry Desmarest, Chairman of the Board of Directors. It reviewed the consolidated financial statements for the fourth quarter of 2014 and approved the full-year consolidated and parent company financial statements. The Board recommended the payment of a 2014 dividend of €2.44 per share, as further detailed below.

In accordance with the Company’s bylaws, the Board will also propose at the Annual Shareholders’ Meeting the alternatives for shareholders to receive the fourth quarter 2014 dividend in cash or in new shares of the company discounted by 10%.

The Board also decided, upon the recommendation of the Governance & Ethics Committee, to ask shareholders at the Annual Shareholders’ Meeting to re-elect Ms. Anne-Marie Idrac and Mr. Patrick Artus to new three-year terms as directors. It also noted that Ms. Anne Lauvergeon, Mr. Bertrand Collomb and Mr. Michel Pébereau, whose terms expire at the upcoming Annual Shareholders’ Meeting, would not be standing for re-election. Lastly, the Board decided to propose to shareholders at the Annual Shareholders’ Meeting, the nomination of Mr. Patrick Pouyanné, Chief Executive Officer, as a director for a three-year term.

TOTAL’s Board of Directors proposes a fourth quarter 2014 dividend of €0.61 per share and introduces an alternative to receive dividend in discounted shares

On February 12, 2015, TOTAL S.A. announced that its Board of Directors met on February 11, 2015, and agreed to propose to the Annual Shareholders’ Meeting on May 29, 2015, a 2014 annual dividend of €2.44 per share, an increase of 2.5% compared to the 2013 annual dividend of €2.38 per share. This corresponds to a fourth quarter 2014 dividend of €0.61 per share, unchanged compared to the previous three 2014 interim quarterly dividends.

The Board will also propose to the Annual Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2014 dividend in cash or in new shares of the company discounted by 10%.

Subject to approval at the shareholders’ meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 8, 2015;
•

the price of each new share will be equal to 90% of the average opening Total SA price on the Euronext Paris over the 20 trading days preceding the shareholders’ meeting, reduced by the amount of the fourth quarter dividend, and rounded up to the nearest euro centime; and

•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for July 1, 2015 .

American Depositary Receipts (“ADRs”) will receive the final quarterly installment of the 2014 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date:	June 3, 2015
•	ADR record date:	June 5, 2015
•	ADR distribution date for cash or shares issued in lieu of the cash dividend:	July 10, 2015

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

Total Energy Ventures Invests in France’s Avenisense

On February 2, 2015, TOTAL S.A. (including its subsidiaries and affiliates, “TOTAL” or the “Group”)  announced that its corporate venture capital arm, Total Energy Ventures, is investing in Avenisense, a French company specialized in embedded fluid property sensors.

Founded in 2010 and based in southeastern France, Avenisense develops and manufactures embedded sensors that enhance industrial process safety and efficiency and reduce maintenance costs for engines and turbines. The suite of products marketed by Avenisense is used to measure liquid density and viscosity, gas density, fluid humidity and oil quality.

The company targets the laboratory analyzer and online process markets, as well as certain end users in the petrochemical, energy and transportation industries. Embedded in analyzers, pipes, tank trucks, and engines and turbines, Avenisense’s sensors monitor changes in critical fluid properties, thereby enhancing process performance, ensuring quality fuel distribution and preventing engine and turbine failures.

Abu Dhabi: TOTAL awarded 10% in the new 40-year ADCO concession

On January 29, 2015, TOTAL announced the signature of a new 40-year onshore concession agreement with the Supreme Petroleum Council of the Emirate of Abu Dhabi (United Arab Emirates) and the Abu Dhabi National Oil Company (ADNOC), granting TOTAL a 10% participating interest effective January 1, 2015. The concession covers the fifteen principal onshore oil fields of Abu Dhabi and represents more than half of the Emirate’s production.

The new concession will be operated by the Abu Dhabi Company for Onshore Petroleum Operations Limited (ADCO), a new operating company in which TOTAL will be a 10% shareholder. TOTAL has also been appointed Asset Leader for the Bu Hasa and Southeast (Sahil, Asab, Shah, Qusahwira and Mender fields) fields, which represent about two-thirds of ADCO’s production.

ADCO’s production is expected to be approximately 1.6 million barrels of oil per day (Mb/d) in 2017, with an objective to increase output to 1.8 Mb/d from 2017.

TOTAL signs first global agreement with IndustriALL Global Union

On January 22, 2015, TOTAL announced that it is strengthening its commitment as a responsible employer by signing a global agreement with international union federation IndustriALL Global Union, which represents more than 50 million workers in 140 countries in the energy, mining and manufacturing sectors.

Signed in Davos, Switzerland by Patrick Pouyanné, Chief Executive Officer of TOTAL, and Jyrki Raina, General Secretary of IndustriALL Global Union, in the presence of Guy Ryder, Director-General of the International Labour Organization, the agreement covers:

•                       The promotion of human rights in the workplace and diversity, with specific commitments concerning gender equality.

•                       The involvement of employees and their representatives in conducting social dialogue and in developing social dialogue.

•                       Workplace health and safety. These are absolute priorities for everyone in the extended corporate community, and in selecting service providers and suppliers, TOTAL focuses sharply on their ability to comply with its workplace health and safety policy.

•                       Insurance coverage.

•                       Measures to anticipate and support changes within the Group’s organization.

•                       Corporate Social Responsibility, as TOTAL develops its operations in harmony with the surrounding communities.

In practical terms, TOTAL is developing an insurance program that guarantees a minimum of two years of coverage in the event of an employee’s death, no matter what the country of residence. The agreement also provides that maternity leave will not have a negative impact on an employee’s compensation or future career path.

A committee made up of members from TOTAL and IndustriALL will meet annually to ensure that the agreement has been implemented and to identify and promote best practices.

The monitoring committee will hold its first annual meeting in the first half of 2016.

UK: West Franklin Phase 2 brought on stream in the North Sea

On January 15, 2015, TOTAL announced that it has started gas and condensate production from the West Franklin Phase 2 project in the Central Graben area of the UK North Sea. The project is expected to supply 40,000 barrels of oil equivalent per day (boe/d) to the Elgin/Franklin hub.

The project includes the drilling of three new production wells and the installation of two new platforms, the West Franklin wellhead platform and the Elgin B platform, which will be also used to drill new wells on Elgin.

Located approximately 240 km east of Aberdeen, West Franklin was discovered by TOTAL in 2003 and Phase 1 production started in 2007 with two wells drilled from the Franklin platform.

TOTAL operates Elgin/Franklin, including West Franklin, with a 46.2% interest alongside co-venturers Eni (21.9%), BG (14.1%), E.ON (5.2%), ExxonMobil (4.3%), Chevron (3.9%), Summit (2.2%) and Dyas (2.2%).

Total Energy Ventures invests in Stem

On January 12, 2015, TOTAL announced that Total Energy Ventures is investing in Stem, which specializes in energy optimization solutions for commercial and industrial (C&I) customers and grid operators.

Founded in 2009, California-based Stem helps manufacturers and services-sector businesses reduce their electricity bills through an integrated solution that combines energy management software with advanced energy storage. The energy stored in the battery can come from the grid or from photovoltaic panels.

The system switches automatically between the grid and the battery in real time, depending on parameters specific to the local electricity network, such as electricity rates and peak loads. This lowers the customers’ energy bills, relieves the strain on the grid during peak times and facilitates the adoption of decentralized renewable energy production solutions.

Total Energy Ventures will sit on Stem’s Board of Directors as an observer.

Nigeria: TOTAL achieves flare-out on its operated Ofon field

On January 7, 2015, TOTAL announced the completed flare out of the Ofon field on Oil Mining Lease (OML) 102 offshore Nigeria. The associated gas of the Ofon field is now being compressed, evacuated to shore and monetized via Nigeria LNG.

The Ofon field is located 65 kilometers from Nigerian shores in water depths of 40 meters. The field initially commenced production in 1997 and is currently producing approximately 25,000 barrels of oil equivalent per day (boe/d). This flare-out milestone will allow for the gradual increase of production towards the 90,000 boe/d production target through monetization of approximately 100 million cubic feet of gas per day, followed later in 2015 by the planned drilling of additional wells. The execution of the project also involved significant local content, including the first living quarters platform to be fabricated in Nigeria.

Total E&P Nigeria operates OML 102 with a 40% interest, alongside the Nigerian National Petroleum Corporation (60%).

Norway: Eldfisk II brought on stream in the North Sea

On January 5, 2015, TOTAL announced the start-up of oil production from the Eldfisk II project on the PL 018 license of the Norwegian North Sea, in line with the initial schedule approved in 2011. The project will further increase oil recovery of the Eldfisk field and has a production capacity of 70,000 barrels of oil equivalent per day (100%).

Located approximately 300 kilometers off the Norwegian coast, the Eldfisk II project consists of a new platform (Eldfisk 2/7S), a substantial upgrade of the existing Eldfisk facilities and the drilling of 40 new production and injection wells.

The PL 018 partners are TOTAL (39.9%), ConocoPhillips (35.1%, operator), Eni (12.4%), Statoil (7.6%) and Petoro (5.0%).

Total Energy Ventures invests in Solidia Technologies

On December 9, 2014, TOTAL announced that Total Energy Ventures is investing in Solidia Technologies, which has developed a process that uses carbon dioxide to manufacture sustainable cement and concrete.

Solidia has been working since 2008 to develop new cement chemistry, using technology based on research conducted by Richard Riman at Rutgers University in New Jersey. The company, which holds 26 patents, offers a process that reduces the carbon footprint of the end-to-end cement and concrete manufacturing process by 70%, uses carbon dioxide to cure the concrete, and allows 60 to 100% of the water used to be recycled.

Solidia’s teams have transformed their cutting-edge technology into real-world commercial applications. Full-scale collaborative testing performed with many customers in recent months has demonstrated both the quality of the products and their competitive cost.

Total Energy Ventures will sit on Solidia’s Board of Directors as an observer.

TOTAL sells its remaining stake in GTT to Temasek

On October 29, 2014, TOTAL announced that it had entered into a definitive agreement for the acquisition by Temasek of TOTAL’s entire remaining stake in GTT (Gaztransport & Technigaz), representing 10.4% of the company. In February 2014, during GTT’s initial public offering, TOTAL had reduced its shareholding from 30% to 10.4%. Following the two transactions, TOTAL raised more than $650 million from the sale of its entire stake in GTT. This transaction has since closed.

TOTAL announces the Jisik discovery in the Kurdistan region of Iraq

On December 8, 2014, TOTAL announced the Jisik discovery in the Kurdistan region of Iraq. Located 60 kilometers from the city of Erbil, the Jisik-1 discovery well on the Harir Block was drilled to a depth of 4,511 meters and encountered light oil and gas with condensates intervals in Jurassic and Triassic carbonate reservoirs. Jisik is the second discovery in the Block, following on from the Mirawa-1 discovery, announced by TOTAL on October 30, 2013.

The Jisik-1 well encountered light oil of 43 API in a Jurassic carbonate reservoir. The well was tested with flow rates of 6,100 barrels per day of anhydrous oil, without stimulation.

Two other formation tests, both with flows rates of approximately 10-15 million cubic feet per day, confirmed the presence of gas reservoirs together with associated condensate in the Triassic.

TOTAL has a 35% interest in the Harir Block, alongside Marathon Oil (45%, operator) and the Kurdistan Regional Government (20%).

TOTAL commits to three major international initiatives to combat climate change

On November 20, 2014, TOTAL announced that it is consolidating its efforts to address climate change by supporting three international initiatives backed by the Global Compact, the World Bank and the Climate and Clean Air Coalition (CCAC).

•                      TOTAL supports the United Nations Global Compact’s call for companies to factor an internal carbon price into their investment decisions.

Since 2008, TOTAL has factored a long-term carbon price of €25 per ton into its investment decisions and backed the gradual introduction of policies that incorporate climate considerations into markets without distorting competition.

•                      TOTAL has pledged to join the World Bank’s planned Zero Routine Flaring by 2030 Initiative.

A member of the World Bank’s Global Gas Flaring Reduction Partnership since 2004, TOTAL has voluntarily reduced routine gas flaring in its production operations by 40% since 2005. In 2000, the Group announced that it would no longer routinely flare associated gas in new oil developments. TOTAL’s support for this new global initiative led by the World Bank is therefore aligned with its long-standing policy in this area.

•                      TOTAL is joining the Climate and Clean Air Coalition, which works to more effectively measure, manage and mitigate emissions of methane, a gas whose global warming potential is much higher than carbon dioxide’s.

Since 2005, TOTAL has had an independent auditor verify its social and environmental indicators, including methane emissions. By joining this industry-based partnership promoted by the United Nations Environment Programme and the nonprofit Environmental Defense Fund, TOTAL is strengthening its ability to improve its methane emission management and share its expertise in the field.

Given methane’s high global warming potential and relatively short lifetime in the atmosphere, curbing emissions would significantly improve climate change management.

Total Energy Ventures steps up its investment in energy storage by acquiring an interest in Aquion Energy

On November 13, 2014, TOTAL announced that Total Energy Ventures is investing in Aquion Energy, a start-up specialized in energy storage technology.

Pittsburgh-based Aquion Energy develops and manufactures energy storage systems, especially for renewable energies such as solar and wind. Aquion’s patented Aqueous Hybrid Ion (AHITM) battery technology delivers a safe, robust, cost-competitive storage solution, mainly thanks to the use of an aqueous electrolyte. The technology is based on research begun at Carnegie Mellon University in 2007 by Dr. Jay Whitacre and was spun out of the university’s labs in 2009. The company began marketing its products in 2014.

Total Energy Ventures will sit on Aquion Energy’s Board of Directors as an observer.

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Cautionary note

The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and “Group” are general references used for convenience purposes only. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                  the quality of future opportunities that may be presented to or pursued by TOTAL;

•                   the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                   the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2013.